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                                        Filed Pursuant to Rule 424(b)1
                                        Registration Statement No. 333-60391

Correction dated August 12, 1998
to Prospectus dated August 10, 1998

SEMCO Energy, Inc.



The second paragraph under the caption "The Company - SEMCO Energy Ventures, Inc." on page 3 of the Prospectus shall be amended to read in its entirety as follows:

  In August 1997, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Sub-Surface Construction ("Sub-Surface") for approximately $15.6 million plus the assumption of certain liabilities. Because of this acquisition and the acquisition of Maverick Pipeline Services, Inc. (in December of 1997 for approximately $50,000 in cash and $450,000 in the Company's Common Stock, resulting in the issuance of 25,512 shares of Common Stock) and King Energy and Construction Inc. (in May of 1998 for approximately 18,062 shares of the Company's Common Stock), Ventures now constructs and maintains underground natural gas pipelines and associated facilities and provides pipeline consulting/engineering design and project management services. On March 31, 1998, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Hotflame Gas, Inc. ("Hotflame") for 352,944 shares of SEMCO Energy Common Stock. Hotflame supplies propane gas to over 10,000 customers in Northern Michigan and Northeast Wisconsin.